03 FEB -5 AM 7:21

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

03003619

SUPPL

3rd February 2003

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Notification of Major Interests in Shares

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1446.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

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Announcement Details

Company Name	Taylor Nelson Sofres PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Judith George
Contact Telephone No	020 8967 4655
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 953028

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest FIDELITY INVESTMENTS
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one ho number of shares held by each of them STATE STREET NOMINEES, 395,111 CHASE NOMINEES 5,381,089 CHASE NOMINEES 2,642,721

2. ABOVE	CHASE MANHATTAN BANK LONDON 4,397,372 MELLON NOMINEES 297,500 BANK OF NEW YORK EUROPE 193,100 BT GLOBENET NOMINEES 36,200 MSS NOMINEES 75,000 CITIBANK 259,900 BANK OF NEW YORK LONDON 1,199,500 NORTHERN TRUST 193,500 DEUTSCHE BANK 58,000 BANKERS TRUST 146,660 NORRTRUST NOMINEES LTD 427,500 STATE STREET NOMINEES 763,500 RBS TRUST BANK 316,835 MORGAN STANLEY 285,171 NORTHERN TRUST 3,548,379 CITIBANK 31,500 STATE STREET BANK & TRUST 1,624,298 MELLON TRUST 83,900 BANK OF NEW YORK EUROPE 938,130 JP MORGAN 553,469 BANK OF NEW YORK, LONDON 4,969,516 CHASE NOMINEES 255,699 CHASE MANHATTAN BANK LONDON 883,697 BANK OF NEW YORK BRUSSELS 675,223 DEUTCHE BANK 187,700 CITIBANK 86,000

5. Number of shares/amount of stock acquired N/A	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed 1,250,250	**8.** Percentage of issued c 0.32%

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 24/1/03	**11.** Date company infor 24/1/03
12. Total holding following this notification **30,906,170**	**13.** Total percentage holding of issued class following this no 7.9%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847** Date of notification 24 JANUARY 2003	

previous cancel confirm

03 FEB -5 AM 7:21

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

31 January 2003

Dear Sir/Madam

Taylor Nelson Sofres plc – return of allotments form 88(2)

I enclose completed form(s) of allotment in relation to the month of January 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	912624
Company name in full	Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	01	2003	31	01	2003

Class of shares *(ordinary or preference etc)*	ORDINARY	~~ORDINARY~~	
Number allotted	18980		
Nominal value of each share	5P		
Amount (if any) paid or due on each share *(including any share premium)*	47.48P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ERIC J WILLSON	Class of shares allotted	Number allotted
Address QUICKWOOD, PLOUGH LANE	ORDINARY	18,980
SHIPLAKE CROSS, HENLEY-ON-THAMES, OXON		
UK Postcode RG9 4DD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ASSISTANT COMPANY SECRETARY Date 31 JAN 03

A director / secretary / administrator / administrative ~~receiver / receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

J. George, TNS plc,
Westgate, London
W5 1UA Tel
DX number DX exchange